                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ___________ to ___________

         COMMISSION FILE NO. 1-5424

A. Full title of the plan and address of the plan if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                                 P.O. Box 20706
                           Atlanta, Georgia 30320-6001

                         DELTA FAMILY-CARE SAVINGS PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                     DECEMBER 31, 2002 AND DECEMBER 31, 2001

                                TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits-- December 31, 2002

         Statement of Net Assets Available for Benefits-- December 31, 2001

         Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

         Statement of Changes in Net Assets Available for Benefits for the Six-Month Period Ended December 31, 2001

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

         Schedule 1:       Schedule H, Line 4i--Assets (Held at End of
         Year)--December 31, 2002

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
Delta Air Lines, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Delta Family-Care Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. The financial statements of the Plan as of December 31, 2001 and for the six-month period ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 22, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Administrative Committee of Delta Air Lines, Inc. The schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 20, 2003

                         DELTA FAMILY-CARE SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 2002

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                           -----------------------     PARTICIPANT-
                                                           ALLOCATED   UNALLOCATED       DIRECTED         TOTAL
                                                           ---------   -----------     ------------    -----------
ASSETS:
    Cash                                                   $       -    $   13,121      $     1,938    $    15,059
                                                           ---------    ----------      -----------    -----------
    Investments, at fair value as determined by
       quoted market prices (Note 4)                         353,703       175,639        2,559,767      3,089,109
    Investments, at contract value (Note 3)                        -             -          723,287        723,287
                                                           ---------    ----------      -----------    -----------
              Total investments                              353,703       175,639        3,283,054      3,812,396
                                                           ---------    ----------      -----------    -----------
    Receivables:
       Employer contributions                                  3,036             -           21,167         24,203
       Interest and dividends and other                            -             1               46             47
                                                           ---------    ----------      -----------    -----------
              Total receivables                                3,036             1           21,213         24,250
                                                           ---------    ----------      -----------    -----------
              Total assets                                   356,739       188,761        3,306,205      3,851,705

LIABILITIES:
    ESOP notes:
       Current                                                     -        32,655                -         32,655
       Noncurrent                                                  -       228,333                -        228,333
    Interest payable                                               -        10,570                -         10,570
    Other payables                                                13         2,826              538          3,377
                                                           ---------    ----------      -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 356,726    $  (85,623)     $ 3,305,667    $ 3,576,770
                                                           =========    ==========      ===========    ===========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 2001

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                           -----------------------     PARTICIPANT-
                                                           ALLOCATED   UNALLOCATED       DIRECTED         TOTAL
                                                           ---------   -----------     ------------    -----------
ASSETS:
    Cash                                                   $   7,559    $       -       $       779    $     8,338
                                                           ---------    ---------       -----------    -----------
    Investments, at fair value as determined by
       quoted market prices (Note 4)                         418,466      206,634         3,092,424      3,717,524
    Investments, at contract value (Note 3)                        -            -           660,670        660,670
                                                           ---------    ---------       -----------    -----------
              Total investments                              418,466      206,634         3,753,094      4,378,194
                                                           ---------    ---------       -----------    -----------
    Receivables:
       Employer contributions                                  9,891            -            13,575         23,466
       Interest and dividends and other                            2            1               982            985
                                                           ---------    ---------       -----------    -----------
              Total receivables                                9,893            1            14,557         24,451
                                                           ---------    ---------       -----------    -----------
              Total assets                                   435,918      206,635         3,768,430      4,410,983

LIABILITIES:
    ESOP notes:
       Current                                                     -       29,207                 -         29,207
       Noncurrent                                                  -      260,988                 -        260,988
    Interest payable                                               -       11,753                 -         11,753
    Other payables                                                 -            -                 -              -
                                                           ---------    ---------       -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                          $ 435,918    $ (95,313)      $ 3,768,430    $ 4,109,035
                                                           =========    =========       ===========    ===========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                           -----------------------     PARTICIPANT-
                                                           ALLOCATED   UNALLOCATED       DIRECTED         TOTAL
                                                           ---------   -----------     ------------    -----------
CONTRIBUTIONS:
   Participant                                             $       -    $       -      $   301,927     $  301,927
   Employer                                                   26,238       39,491           37,626        103,355

INVESTMENT INCOME:
   Net depreciation in fair value of investments            (122,716)         (41)        (590,250)      (713,007)
   Interest and dividends                                     15,518       19,164           60,984         95,666

ALLOCATION OF SHARES, AT FAIR VALUE                           26,601      (26,601)               -              -

BENEFITS PAID TO PARTICIPANTS                                (23,394)           -         (273,183)      (296,577)

INTERFUND TRANSFERS                                           (1,395)           -            1,395              -

ADMINISTRATIVE EXPENSES                                          (44)           -           (1,262)        (1,306)

INTEREST EXPENSE ON ESOP NOTES                                     -      (22,323)               -        (22,323)
                                                           ---------    ---------      -----------     ----------
NET INCREASE (DECREASE)                                      (79,192)       9,690         (462,763)      (532,265)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                         435,918      (95,313)       3,768,430      4,109,035
                                                           ---------    ---------      -----------     ----------
   End of year                                             $ 356,726    $ (85,623)     $ 3,305,667     $3,576,770
                                                           =========    =========      ===========     ==========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2001

                                 (IN THOUSANDS)

                                                           NONPARTICIPANT-DIRECTED
                                                           -----------------------     PARTICIPANT-
                                                           ALLOCATED   UNALLOCATED       DIRECTED         TOTAL
                                                           ---------   -----------     ------------    -----------
CONTRIBUTIONS:
    Participant                                            $       -    $       -      $   163,686     $   163,686
    Employer                                                   9,964       30,619           22,087          62,670

INVESTMENT INCOME:
    Net depreciation in fair value of investments            (97,550)     (11,518)        (258,185)       (367,253)
    Interest and dividends                                     7,852        6,560           42,730          57,142

ALLOCATION OF SHARES, AT FAIR VALUE                           25,213      (25,213)               -               -

BENEFITS PAID TO PARTICIPANTS                                 (6,979)           -         (106,312)       (113,291)

INTERFUND TRANSFERS                                             (925)           -              925               -

ADMINISTRATIVE EXPENSES                                           (9)           -             (222)           (231)

INTEREST EXPENSE ON ESOP NOTES                                     -      (11,753)               -         (11,753)
                                                           ---------    ---------      -----------     -----------
NET DECREASE                                                 (62,434)     (11,305)        (135,291)       (209,030)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of period                                      498,352      (84,008)       3,903,721       4,318,065
                                                           ---------    ---------      -----------     -----------
    End of period                                          $ 435,918    $ (95,313)     $ 3,768,430     $ 4,109,035
                                                           =========    =========      ===========     ===========

         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 2002 AND DECEMBER 31, 2001

1.       DESCRIPTION OF PLAN

         The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a complete description of the Plan's provisions.

         The Plan is a defined contribution plan established by Delta Air Lines, Inc. (the "Company" or "Delta"). Substantially all Delta and Delta Technology, Inc. ("Delta Technology") personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is intended to qualify under
         Section 404(c) of ERISA.

         CONTRIBUTIONS

         Employee contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions or as a combination of both pre-tax and after-tax contributions.

         Effective September 1, 2002, eligible U.S.-based nonpilot participants, including Delta Technology participants, who are not highly compensated employees may contribute up to 35% of eligible earnings to the Plan. Prior to September 1, 2002 the limit was 23% for Delta employees and 18% for Delta Technology employees. Eligible nonpilot participants who are highly compensated may contribute up to 13% of eligible earnings to the Plan. Puerto Rico-based employees may contribute up to 10% of eligible earnings. Eligible pilot participants who are not highly compensated employees and eligible pilot participants who are highly compensated employees may contribute up to 18% and 13%, respectively, of eligible earnings to the Plan. Effective July 1, 2001, pilots who exceed the Internal Revenue Code (the "Code") Section 401(a)(17) limit in the prior plan year are subject to further restriction of the percentage of earnings which may be deferred into the Plan. For calendar year 2002 and 2001, the limit is 12%. Pre-tax contributions are subject to the limits under Section 402(g) of the Code.

         For nonpilot participants who have completed 12 months of service, Delta makes a monthly matching contribution to a participant's account of $.50 for every $1 contributed by the participant, up to 2% of the participant's annual earnings, as defined in the plan document. Prior to October 2002, matching contributions were made on a quarterly basis.

         Effective July 1, 2001, the pilots are no longer eligible for the matching contribution, but receive an employer contribution on a monthly basis equal to 3% of eligible earnings. Pilots are eligible for the contribution as of their hire date.

         The first $1,650 ($1,600 for the six-months ended December 31, 2001 and increased by $50 per plan year) of these company contributions (the "Annual Cap") to a participant's account is invested in the Delta Preferred Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be allocated among investment options chosen by the participant (Note 2) in the same proportion as the participant directs for his/her own contributions to these options. However, Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Code, as amended.

         Delta Technology participants may receive an additional annual profit-sharing employer contribution equal to 5% of their annual salary.

         ADMINISTRATIVE EXPENSES

         Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan.

         VESTING

         Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual profit-sharing contribution they receive, which vests ratably over a three-year period. At December 31, 2002, forfeitures totaled $34,000. These forfeitures from the Delta Technology participants' accounts were used to offset the 2002 Delta Technology profit-sharing employer contribution to the Plan.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings (losses) in the manner described in the plan document, as well as any withdrawals made. Participant's accounts are also charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         ACCOUNT DISTRIBUTIONS

         Upon retirement or eligibility for long-term disability, a participant's non-Employee Stock Ownership Plan ("ESOP") account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse.

         Upon termination of employment for reasons other than retirement or long-term disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.

         A participant's ESOP account balance may be distributed as a lump-sum cash payment or, at the participant's election, in Common Stock when distribution of the non-ESOP portion of the account begins.

         While employed, a participant may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pre-tax contributions.

         LOANS TO PARTICIPANTS

         Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000, reduced by the highest outstanding balance of loans for that participant during the previous one year period, or (2) 50% of their account value not to exceed the total value of their non-ESOP account. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan (10% for the year ended December 31, 2002).

2.       INVESTMENT OPTIONS

         The investment options available to participants consist of numerous mutual funds and several actively managed portfolios, including the Delta Common Stock Fund which invests primarily in Common Stock. A brokerage window was added to the Plan effective October 1, 2001. The brokerage window provides access to mutual funds available through the Fidelity Funds Network(R).

         All available investment options are participant-directed except the Delta Preferred Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Participants who are age 55 and have completed ten years of participation in the Plan may diversify their account out of Delta stock held in their ESOP account annually over a six year period.

         Accounts are limited to 30 investment options at any time (excluding individual mutual funds purchased through the brokerage window), and new contributions are required to be allocated in increments no smaller than 5% (to no more than 20 investment options at a time). Participants are not permitted to allocate more than 50% of their contributions to the Delta Common Stock Fund.

3.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting. The year-end for the Plan changed from June 30 to December 31 effective December 31, 2001. Therefore, the accompanying financial statements present the Plan's net assets available for benefits as of December 31, 2002 and December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 and for the six-month period ended December 31, 2001.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment vehicles. Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments, except for investment contracts and Preferred Stock, are stated at fair value as determined from the publicly stated price information at the end of each trading day.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Delta Common Stock into which each preferred share is convertible (Note 7) and (b) $72 per share, plus accrued dividends.

         The Plan's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The fair value of the investment contracts held by the Plan at December 31, 2002 and December 31, 2001 was approximately $673,955,000 and $580,875,000, respectively. The average yield rates for the investment contracts for the year ended December 31, 2002 and for the six-month period ended December 31, 2001 were 5.46% and 2.91%, respectively. The weighted average crediting rates for the investment contracts for the year ended December 31, 2002 and for the six-month period ended December 31, 2001 were 5.17% and 5.63%, respectively. Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a minimum rate of return and provides benefit responsiveness. At December 31, 2002, the fair value of the underlying assets of the synthetic GICs and the value of the related wrapper contracts was $598,508,000 and $(26,721,000), respectively. At December 31, 2001, the fair value of the assets underlying the synthetic GICs and the value of the related wrapper contracts was $505,799,000 and $(14,425,000), respectively. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

4.       INVESTMENTS

         The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2002 and December 31, 2001 are separately identified as follows (in thousands, except for share amounts):

December 31, 2002:
    Fidelity Contrafund, 5,561,056 shares                               $ 214,657
    Fidelity U.S. Equity Index Commingled Fund, 7,755,585 shares          203,739
    Delta Common Stock, 14,836,337 shares                                 179,520*
    Delta Preferred Stock, 6,065,489 shares                               436,958**
December 31, 2001:
    Fidelity Magellan Fund, 2,404,613 shares                              250,654
    Fidelity Contrafund, 5,927,068 shares                                 253,501
    Fidelity U.S. Equity Index Commingled Fund, 8,274,589 shares          279,267
    Delta Common Stock, 10,259,277 shares                                 300,188*
    Delta Preferred Stock, 6,173,307 shares                               444,787**

* Partially nonparticipant-directed

**Nonparticipant-directed

         The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) on assets held during the year and net realized gains (losses) from the sale of investments.

         During the year ended December 31, 2002 and the six-month period ended December 31, 2001, the Plan's investments appreciated (depreciated) in fair value as follows (in thousands):

                                          DECEMBER 31,       December 31,
                                              2002               2001
                                          ------------       ------------
Mutual funds                              $ (488,101)        $ (210,527)
Delta Common Stock                          (204,515)          (126,491)
Delta Preferred Stock                            117            (23,308)
Commingled funds                             (20,508)            (6,927)
                                          ----------         ----------
                                          $ (713,007)        $ (367,253)
                                          ==========         ==========

         NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of December 31, 2002 and December 31, 2001 (in thousands):

                                          DECEMBER 31,       December 31,
                                              2002               2001
                                          ------------       ------------
Investments:
    Delta Common Stock                     $  92,361          $ 166,707
    Delta Preferred Stock                    436,958            444,787
    Money market fund                             23             13,606
                                           ---------          ---------
                                           $ 529,342          $ 625,100
                                           =========          =========

5.       TAX STATUS

         The Plan has received a letter of determination dated May 29, 2003 from the Internal Revenue Service, which states that the Plan, as amended through February 25, 2002, is tax-qualified under the appropriate sections of the Code, and therefore the trust established under the Plan is tax-exempt. As a result of certain plan administration and operational concerns, the Company has sought relief under Revenue Procedure 2001-17. Subject to this relief, in the opinion of Delta's management, the Plan, as of December 31, 2002, continues to be in compliance with Section 401(a) and applicable subsections of Sections 409, 401(k), and 4975(e)(7) and continues to be entitled to an exemption from federal income taxation under Section 501(a).

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.       EMPLOYEE STOCK OWNERSHIP PLAN

         The Plan includes a leveraged ESOP. In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank. The unallocated shares of Preferred Stock are pledged as security on the borrowings.

         In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 8). Therefore, the Company is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP Notes.

         Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6.00% or $4.32; is convertible into
         1.7155 shares of Common Stock, subject to adjustment in certain circumstances; and has a liquidation preference of $72 plus any accrued and unpaid dividends. Generally, the Preferred Stock shareholders vote together as a single class with the Common Stock shareholders on matters upon which the Common Stock shareholders are entitled to vote. The Preferred Stock has two votes per share, subject to adjustment in certain circumstances.

         The number of shares of Preferred Stock released from the unallocated account for a plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Once shares are released from the unallocated account, they are available to be allocated to participants' accounts as company contributions and dividends on Preferred Stock.

         The number of shares of Preferred Stock allocated to participant accounts will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock, as defined in the Plan. If, during the plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta's matching or nonelective contributions made in preferred stock to the Plan for that year, this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan's trustee can purchase Common Stock, or
         (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching or nonelective contributions made in preferred stock to the Plan for that plan year then the excess will be allocated as of the end of the plan year among all participants making contributions to the Plan at that time.

         The ESOP Notes will be repaid primarily from the Company's contributions and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

         As of December 31, 2002, 3,627,412 shares of Preferred Stock with a market value, as defined, of approximately $261,319,000 had been allocated to participants' accounts, and 2,438,077 shares of Preferred Stock with a market value, as defined, of approximately $175,639,000 were held in the unallocated account.

8.       LONG-TERM DEBT

         At December 31, 2002, the Plan's long-term debt, including current maturities of $32,655,000, consisted of $260,988,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2003 to January 1, 2009 and an interest rate of 8.10%. The interest rates on the ESOP Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. Delta may be required to purchase the ESOP Notes at the option of the holders in certain circumstances.

         At December 31, 2002, the annual maturities of the ESOP Notes for the next five years and thereafter are as follows (in thousands):

Years ending December 31:
    2003                        $  32,655
    2004                           36,449
    2005                           40,621
    2006                           45,209
    2007                           50,254
After 2007                         55,800
                                ---------
              Total             $ 260,988
                                =========

9.       RELATED-PARTY TRANSACTIONS

         Certain of the Plan's investments are shares of mutual funds, collective trusts, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the "Trustee") or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Amounts held in such investments at December 31, 2002 are included in Schedule 1. Fees paid by the Plan to an affiliate of the Trustee for record keeping services totaled $454,000 and $231,000 for the year ended December 31, 2002 and for the six-month period ended December 31, 2001, respectively. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

                                                                      Schedule 1
                                                                    Page 1 of 11

                         DELTA FAMILY-CARE SAVINGS PLAN
               SCHEDULE H, LINE 4i - ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2002

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF        COST OR
               IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                        SHARES       CONTRACT VALUE    CURRENT VALUE
     DELTA COMMINGLED STOCK FUND:
     Delta International Equity Pool:
*     Fidelity Management & Research Company, Fidelity Overseas Fund                   602,852                 (a)    $  17,345,027
*     FMTC Select International Portfolio                                            1,354,218                 (a)       60,243,871
     Delta U.S. Equity Pool:
*     Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund              969,980                 (a)       14,773,760
*     Fidelity Management & Research Company, FMTC Select Equity Portfolio           4,695,938                 (a)      115,917,354
      RS Investment, RS Mid Cap Growth Fund                                          1,161,344                 (a)       14,490,781

                                                                                                                      -------------
             Total                                                                                                      222,770,793
                                                                                                                      -------------

     DELTA COMMINGLED BOND FUND:
*    FMTC Broad Market Duration                                                      6,379,341                 (a)      123,568,474

                                                                                                                      -------------
             Total                                                                                                      123,568,474
                                                                                                                      -------------

     DELTA COMMON STOCK FUND:
*     Delta Air Lines, Inc. Common Stock                                             7,203,210                 (a)       87,158,841
*     Fidelity Institutional Cash Portfolio: Money Market                            1,050,326                 (a)        1,050,326

                                                                                                                      -------------
             Total                                                                                                       88,209,167
                                                                                                                      -------------

     INSURANCE CONTRACT/STABLE VALUE FUND:
*    Fidelity Management Trust Company, Short-Term Investment Fund                  15,752,568                 (a)       15,752,568
     GUARANTEED INVESTMENT CONTRACTS:
     Allstate Life Insurance Company:
      GAC-6324, 5.93%, due April 19, 2005                                                                      (a)        3,309,454
     Business Men's Assurance Company:
      #1308, 5.41%, due June 2, 2003                                                                           (a)        6,252,831
     Caisse des Depots:
      BR-261-02, 5.36%, due October 15, 2003                                                                   (a)        5,055,378
     GE Life & Annuity Assurance Company:
      GS-3448, 7.38%, due August 16, 2004                                                                      (a)        3,552,834
      GS-3442, 7.49%, due July 21, 2003                                                                        (a)        2,387,988
      GS-3529, 5.55%, due March 29, 2004                                                                       (a)        2,752,422
     John Hancock Life Insurance:
      #15133, 5.95%, due January 18, 2005                                                                      (a)        3,361,760
      #15096-GAC, variable rate 1.96%, due December 1, 2003                                                    (a)        5,007,983
     Metropolitan Life Insurance Company:
      GAC-25642, 7.17%, due September 20, 2004                                                                 (a)        2,928,012
      GAC-25701, 7.09%, due November 1, 2004                                                                   (a)        4,640,124
      GAC-28206, 5.42%, due July 27, 2004                                                                      (a)        1,078,720
     Monumental Life Insurance Company:
      #00200FR, 7.18%, due October 4, 2004                                                                     (a)        2,337,130
      #MDA221FR, 6.56%, due December 15, 2003                                                                  (a)        3,416,606
     New York Life Insurance Company:
      #06494-002, 6.78%, due February 20, 2003                                                                 (a)        1,006,030
      GA-31314, 5.25%                                                                                          (a)        3,222,340
      GA-31199, 7.15%, due November 8, 2004                                                                    (a)        5,794,029
     Prudential Insurance Company:
      #10009-212, 6.15%, due June 18, 2003                                                                     (a)        6,550,653
     SunAmerica Life Insurance Company:
      #4888, 8.41%, due January 2, 2004                                                                        (a)        8,878,032
     SYNTHETIC INSURANCE CONTRACTS:
     Allstate Life Insurance Company:
      ANRC Auto Owner Trust 2001-A, Class A-4 Certificates, 2.17%,
        June 16, 2008                                                                                          (a)        1,147,223

                                                                      Schedule 1
                                                                    Page 2 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
      BMW Vehicle Owner Trust 2001-A, Class A-4 Certificates, 2.12%
        May 25, 2006                                                                                           (a)        2,303,094
      DiamlerChrysler Auto Trust 2001-A, Class A-4, Certificates, 2.06%,
        March 6, 2006                                                                                          (a)        4,221,268
      Ford Credit Auto Owners Trust 2001-E, Class A-4 Certificates, 1.92%,
        March 15, 2006                                                                                         (a)        3,733,682
      GE Capital Commercial Mortgage Corp. 2001-2, Class A1 Certificates,
        2.91%, August 11, 2033                                                                                 (a)        3,637,168
      U.S. Treasury Note, 2.2%, due May 15, 2007                                                               (a)        6,505,890
      Wrapper contract #77141, 5.18%                                                                           (a)       (1,586,119)
     Allstate Life Insurance Company:
      INVESCO Group Trust Gamma Fund                                                                           (a)       16,174,707
      Wrapper contract #77140, 5.84%                                                                           (a)       (1,375,203)
     Bank of America:
      INVESCO Group Trust Lambda II Fund                                                                       (a)        6,299,792
      Wrapper contract #01-044, 5.23%                                                                          (a)         (289,550)
     Bank of America:
      INVESCO Group Trust Intermediate Government Credit Fund                                                  (a)       34,311,611
      Wrapper contract #01-098, 4.59%                                                                          (a)       (1,367,079)
     Caisse des Depots:
      INVESCO Group Trust High Quality Structured Services Fund                                                (a)       37,794,821
      Wrapper contract #1261-01, 4.35%                                                                         (a)         (860,950)
     GLOBAL WRAP:
      Abbey National Yank., 8.2%, October 15, 2004                                                             (a)        1,456,005
      ABN-AMRO Bank (Chicago) 7.25%, May 31, 2005                                                              (a)          277,391
      Alabama Power Company, 4.88%, September 1, 2004                                                          (a)        1,161,631
      American Express Credit Account Master TR Series 2001-1 CL A 7.2%
        February 15, 2005                                                                                      (a)        3,319,790
      American General Finance Corp. SR MTN 4.5%, November 15, 2007                                            (a)          516,958
      Americredit Auto Rec TR Series 2002-EM CL A4A 3.32%,
        August 6, 2007                                                                                         (a)          511,171
      Amvescap PLC 6.6%, May 15, 2005                                                                          (a)          581,978
      Arcadia Automobile Receivables Trust 1998-C, Class A-3 Certificates,
        5.67%, August 15, 2006                                                                                 (a)        1,061,604
      AT & T Corp., 6.375%, March 15, 2004                                                                     (a)        2,891,321
      Bank of Boston 8%, September 15, 2004                                                                    (a)          441,224
      Bank One Corp., 7.63%, August 1, 2005                                                                    (a)        1,199,049
      Bank One Issuance Trust Series 2002-A@ CL A2 4.16%,
        May 15, 2005                                                                                           (a)        1,048,529
      Bank of America, 7.88%, May 16, 2005                                                                     (a)          795,616
      Bank of America GLBL 3.875%, January 15, 2008                                                            (a)          916,389
      BankAmerica Manufactured HSG Contract TR V 6.24%,
        December 10, 2003                                                                                      (a)        8,952,875
      BMW Vehicle Owner Trust Series 2002-A CL A 3 3.8%,
        December 25, 2004                                                                                      (a)          709,628
      British Columbia (Province of) Canada 7.25%, February 8, 2005                                            (a)          818,334
      CSXT Trade Receivables Master Trust, Series 1998-1, 6.00%, June 25, 2003                                 (a)        6,074,950
      Capital One Auto Finance Trust Series 2002-2, 4.03%, January 15, 2005                                    (a)          984,289
      Capital One Auto Finance Trust Series 2002-B Class A3A FLT RT, 2.71%                                     (a)          433,270
        May 15, 2005
      Capital One Master TR Series 2001-7A, 3.85%, October 15, 2004                                            (a)        3,452,285
      Capital One Multi-Asset Execution TR FLT RT, 1ML+68, September 15, 2005                                  (a)          600,673
      Caterpillar Financial Services Medium terms NTS, 4.69%, April 25, 2002                                   (a)          420,762
      Chase Manhattan Corp, 6.75%, December 1, 2004                                                            (a)        1,616,508
      Chile (Republic of), 5.625%, July 23, 2007                                                               (a)          418,475
      Citibank CC Issuance Trust Series 2001-AS NT, 4.1%, December 7, 2004                                     (a)        3,756,972
      Citibank Credit Card Master Trust Series 1997-7 Class A, 6.65%,
        November 15, 2004                                                                                      (a)        1,422,564
      Citibank Credit Card Master Trust Series 1999-1 Class-A, 5.5%
        February 15, 2004                                                                                      (a)        1,489,997
      Citicorp, 6.75%, August 15, 2005                                                                         (a)          317,642

                                                                      Schedule 1
                                                                    Page 3 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
      Citigroup Inc, 5.75%, May 10, 2006                                                                       (a)          311,711
      Citigroup Inc, 5% March 6, 2007                                                                          (a)          287,055
      CIT Group Holdings Inc., 5.63%, May 17, 2004                                                             (a)          926,235
      COMM 2000-FL3 2000-FL3 Tranche A 144A Var RT, 1ML+22,
        October 15, 2003                                                                                       (a)          509,616
      Computer Science Corp Notes, 7.5%, August 8, 2005                                                        (a)          853,923
      Countrywide Home Loan, 5.25%, June 15, 2004                                                              (a)          948,581
      Credit Suisse First Boston USA, Inc, 5.875%, August 1, 2006                                              (a)          219,091
      CS First Boston Group Inc Series 1997-C2 Class A2, 6.52%, July 17, 2007                                  (a)          380,131
      CSFB ABS Trust Series 2002-CKP1 CL A1, 4.627%, November 15, 2006                                         (a)        1,089,557
      CSFB Coml Mtg PTC 1999-C1 Tranche A-1, 6.91%, January 15, 2008                                           (a)          343,134
      Daimer Chrysler, 7.4%, January 20, 2005                                                                  (a)          555,405
      DaimlerChrysler Nth America Hldgs, 6.4%, May 15, 2006                                                    (a)          325,841
      DaimlerChrysler North American Hldg Series Medium Term NTS, 3.4%,
        December 15, 2004                                                                                      (a)          807,063
      Dayton Hudson Credit Card Master Trust Series 1998-1 Class A, 5.9%
        July 25, 2003                                                                                          (a)        5,118,686
      Deere John Cap Corp Series Mtnd, 4.125%, July 15, 2005                                                   (a)          526,919
      Discover Card Mstr Tr 96-3 Series A, 6.05%, February 15, 2006                                            (a)        5,827,012
      Fannie Mae, 2.75%, December 16, 2003                                                                     (a)        6,054,011
      Federal Home Loan Banks, 4.875%, April 16, 2004                                                          (a)        2,739,917
      Federal Home Loan Banks, 3.375%, May 14, 2004                                                            (a)       22,985,521
      Federal Home Loan Mortgage Corporation, 4.125%, February 4, 2003                                         (a)        6,116,153
      Federal Home Loan Mortgage Corporation, 7%, July 15, 2005                                                (a)       29,667,054
      Federal Home Loan Mortgage Corp, 6.5%, October 15, 2004                                                  (a)        4,159,662
      Federal Home Loan Mortgage Corporation 1198 Tranche 1198-J, 7%
        February 15, 2007                                                                                      (a)          840,949
      Federal National Mortgage Association Pool #545172, 6%, February 25, 2016                                (a)        3,083,009
      Federal National Mortgage Association Pool # 630950, 6.5%
        November 25, 2016                                                                                      (a)          517,855
      Federal National Mortgage Association Pool # 649154, 6%, June 25, 2017                                   (a)          630,857
      FHLMC Series 1610 Tranche PM, 6.25%, August 15, 2006                                                     (a)          875,923
      FHLMC Series 1634 Tranche PW, 4%, December 15, 2005                                                      (a)        5,598,405
      FHLMC Series 1650 Tranche H 6.25%, September 15, 2005                                                    (a)          200,750
      FHLMC Series 1652 Tranche PJ, 6.6%, September 15, 2004                                                   (a)          693,261
      FHLMC Series 1680 Tranche PH, 6.25%, December 15, 2005                                                   (a)        1,057,326
      FHLMC Series 1708 Tranche D, 6%, January 15, 2005                                                        (a)          283,417
      FHLMC Series 1803 Tranche AB, 6%, January 15, 2007                                                       (a)        6,187,275
      First Data Corp, 4.7%, November 1, 2006                                                                  (a)          559,578
      First Union Corp, 7.1%, August 15, 2004                                                                  (a)        1,547,241
      First Union Corp, 7.55%, August 18, 2005                                                                 (a)          577,307
      First Union-Lehman Bros 97-C1 Tranche A-2, 7.3%, November 18,2006                                        (a)          436,454
      Fleet Financial Group Notes, 7.25%, September 15, 2005                                                   (a)        1,354,350
      Florida Power & Light Co, 6.875%, December 1, 2005                                                       (a)        1,036,731
      FNMA Remic Series 1997-9 Tranche B, 6.49999%, June 25, 2005                                              (a)        1,957,886
      FNMA Remic Trust 2001-16 Tranche Pd, 5.25%, November 25, 2003                                            (a)          844,765
      FNMA Series 93-225 Tranche OH, 6.3%, July 25, 2005                                                       (a)          966,598
      FNMA Series 94-050 Tranche PH, 5.5%, October 25, 2005                                                    (a)        1,041,156
      FNMA Series 1996-28 Tranche PG, 6.5%, November 25, 2003                                                  (a)        1,182,766
      FNR 1996-40 Tranche J, 6%, November 25, 2007                                                             (a)        1,711,761
      Gannett Inc, 4.95%, April 1, 2005                                                                        (a)          674,523
      GCB Morgan Stanley, 5.625%, January 20, 2004                                                             (a)          213,087
      General Elec Cap Corp Mtn Be, 7.25%, February 1, 2005                                                    (a)        2,148,760
      General Electric Capital Co, 7.25%, May 3, 2004                                                          (a)        1,407,187
      General Motors Accep Corp, 7.5%, July 15, 2005                                                           (a)        1,838,161
      GNMA Remic Tr Series 2002-25 CL A, 5.161%, March 16, 2008                                                (a)          464,230
      Goldman Sachs Group, 7.625%, August 17, 2005                                                             (a)          630,097
      Government National Mortgage Association Series 2002-37 Class A, 4.538%
        May 16, 2009                                                                                           (a)        1,011,980
      Government National Mortgage Association Series 2002-53 Class AL, 4.402%
        September 16, 2012                                                                                     (a)        2,876,981
      GS Mortgage Secs Corp 1997-GL Tranche A-2B December 13, 2003                                             (a)        1,365,386

                                                                      Schedule 1
                                                                    Page 4 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
      Heller Comm Mtg 2000-PH-1 Tranche A-1, 7.715%, September 15, 2008                                        (a)          272,650
      Hewlett-Packard Co, 7.15%, June 15, 2005                                                                 (a)          881,831
      Hewlett Packard Company, 5.75%, December 15, 2006                                                        (a)          430,881
      Household Automotive Trust Flt Rt, 2.75%, June 17, 2005                                                  (a)          394,005
      Household Automotive Trust Series 2002-CL A3, 2.85%, April 17, 2005                                      (a)          494,218
      Household Fin Corp, 8%, May 9, 2005                                                                      (a)        2,243,190
      Household Home Equity Loan Trust Series 2002-2 CL A Fltg Rate, 1ML+30,
        February 22, 2011                                                                                      (a)          562,159
      Household Prvt Label Credit Master C Ser 2001-2 CL A, 4.95%
        August 15, 2004                                                                                        (a)        2,136,169
      HSBC Bank, 8.625%, December 15, 2004                                                                     (a)        1,461,991
      International Bank for Rec & Dev Series Mtn, 3.5%, October 22, 2004                                      (a)        1,245,192
      Keycorp Medium Terms Nts, 4.625%, May 16, 2005                                                           (a)          557,134
      Keyspan Corp, 7.25%, November 15, 2005                                                                   (a)        1,040,159
      Lehman Brothers Holdings, 7.75%, January 15, 2005                                                        (a)        1,704,921
      MBNA Master Credit Card Trust Series 2000-1 CL A, 6.9%, August 15, 2005                                  (a)        4,452,491
      Merrill Lynch & Co Series B, 5.35%, June 15, 2004                                                        (a)        1,255,322
      Merrill Lynch & Co, Inc, 4%, November 15, 2007                                                           (a)          304,595
      Morgan Stanley Dean Witter, 6.1%, April 15, 2006                                                         (a)        1,102,242
      Newcourt Credit Group Inc Series B, 6.875%, February 16, 2005                                            (a)           69,997
      Ontario (Province of), 7.625%, June 22, 2004                                                             (a)        3,247,573
      Onyx Accept Owner Tr 2002-A Series A-3, 3.75%, October 15, 2004                                          (a)          522,163
      Onyx Accept Owner Tr 2002-B Series A-3, 3.94%, December 15, 2004                                         (a)          350,383
      Onyx Accept Owner Tr 2002-C Series A-3, 3.29%, April 15, 2005                                            (a)          570,701
      Onyx Acceptance Auto Trust Flt Rt, 2.47%, May 15, 2005                                                   (a)          603,707
      Peco Energy Transition Trust 1999-A Series A-4, 5.8%, March 1, 2005                                      (a)        3,784,135
      Philip Morris, 6.375%, February 1, 2006                                                                  (a)          880,656
      Phillip Morris Global BD, 7%, July 15, 2005                                                              (a)          335,533
      Phillips Petroleum, 8.5%, May 25, 2005                                                                   (a)        1,374,743
      PNC Bank N.A., 7.88%, April 15, 2005                                                                     (a)        1,230,614
      Powergen US Funding LLC, 4.5%, October 15, 2004                                                          (a)          972,349
      PP&L Transition Bond Company LLC 1999-1 Tranche, 6.72%
        December 25, 2003                                                                                      (a)        6,192,998
      Prime CC Master Tr Series 2000-1 Class A, 6.7%, November 15, 2002                                        (a)        1,305,929
      Prudential Secur Fin Secs Secd Fing Coml Mtg Passthru Ctf 2000-Key1 CL-A,
      7.617%, June 15, 2009                                                                                    (a)          288,442
      Quebec Prov Cda Series NS, 8.625%, January 19, 2005                                                      (a)        1,862,255
      Reed Elsevier Capital, 6.25%, March 31, 2005                                                             (a)          559,056
      Royal Bank of Scotland, 8.817%, March 31, 2005                                                           (a)          515,092
      Royal Bank of Scotland Series 3, 7.816%                                                                  (a)          474,054
      Salomon Smith Barney Hld, 5.875%, March 15, 2006                                                         (a)        1,816,989
      Sears Cr Acct Master Tr 1998-2 Series A, 5.25%, October 15, 2004                                         (a)        7,026,096
      Telefonica Europe, 7.35%, September 15, 2005                                                             (a)        1,157,868
      United States Treas Nts, 1.75%, December 31, 2004                                                        (a)       53,661,414
      U.S. Government Treasury Notes, 6.875%, May 15, 2006                                                     (a)       24,059,067
      Verizon Global Funding Corp, 6.75%, December 1, 2005                                                     (a)        1,110,532
      Verizon Wireless Inc, 5.375%, December 15, 2006                                                          (a)          523,537
      Viacom Inc, 7.75%, June 1, 2005                                                                          (a)          676,087
      Vodafone Group, 7.625%, February 15, 2005                                                                (a)        1,272,611
      Wells Fargo & Co., 4.8%, July 29, 2005                                                                   (a)        1,728,766
      WFS Financial Owner TR Series 2002-1 CL A3A, 4.15%, March 20, 2005                                       (a)        1,132,332
      WFS Financial Owner Trust Series 2002-2 Class A3, 3.81%
        November 20, 2005                                                                                      (a)        1,238,373
      Wrapper Contracts, 5.2%                                                                                  (a)      (13,194,741)
     ING Life Insurance & Annuity Company:
      ING Separate Account #431                                                                                (a)       22,596,030
      Wrapper contract #14617, 5.17%                                                                           (a)       (1,973,897)
     Metropolitan Life Insurance Company:
      Case Equipment Loan Trust 1999-A, Class A-4 Certificates, 2.02%                                          (a)        1,310,319
      U.S. Treasury Note, 5.75%, due November 2004                                                             (a)        5,563,095
      FNMA Grantor Trust 2001-T7, Class A-1 Certificates, 4.7%                                                 (a)        3,680,699

                                                                      Schedule 1
                                                                    Page 5 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
      Commercial Mortgage Trust 1999-C1, Class A-1 Pass Through
        Certificates, 2.97%                                                                                    (a)        4,270,590
      Goldman Sachs Mortgage Sec. Corp. II, 1996-PL, Class A-1
        Certificates, 2.28%                                                                                    (a)          731,114
      Wrapper contract #28441, 5.15%                                                                           (a)         (891,984)
     Monumental Life Insurance Company:
      INVESCO Group Trust High Quality Structured Services Fund                                                (a)       19,541,444
      Wrapper contract #00446TR, 3.53%                                                                         (a)         (266,820)
     Monumental Life Insurance Company:
      EquiCredit HEQ Loan, EQCC 99-1 A3F, 2.15%                                                                (a)        3,787,701
      Fannie Mae Whole Loan, FNMA 9-09, 3.69%                                                                  (a)        7,155,792
      Ford Auto Owners Trust, FORDO 01-C A5, 1.81%                                                             (a)        1,356,255
      Hancock Separate Acct, HANC S.A. #48, 5.57%                                                              (a)          867,541
      Home Ownership Fund CO., HOFC 97-1 A, 3.62%                                                              (a)        5,575,688
      Merril Lynch Mgt Invstr, MLMI 97-C1 A1, 1.95%                                                            (a)          667,685
      Morgan Stanely DW Cap., MSDWC 01-TOP3, 2.74%                                                             (a)        1,707,079
      PNC Student Loan, PNCSL 97-2 A6, 2.46%                                                                   (a)        2,077,962
      Wrapper contract # 00283TR, 5.60%                                                                        (a)         (583,277)
     Rabobank Netherland:
      Short-term Bond Fund - INVESCO, IGT Short-term Bond Fund                                                 (a)       22,339,754
      Wrapper contract #DAL070201, 2.9%                                                                        (a)         (181,673)
     State Street Bank and Trust Co.:
      CIT Equipment Collateral Trust 2001-A, Class A-4 Certificates, 2.69%                                     (a)        2,517,658
      Federal Home Loan Mortgage Corporation, 3.21%, due April 2008                                            (a)       18,154,224
      U.S. Treasury Note, 2.90%, due May 2008                                                                  (a)        6,851,016
      WFS Financial Owners Trust 2001-C, Class A-4 Certificates, 2.16%                                         (a)        4,243,088
      Wrapper contract, 5.42%, due July 2, 2001                                                                (a)       (2,923,676)
     Union Bank of Switzerland AG:
      Fannie Mae Whole Loan, FN 375171, 3.74%                                                                  (a)       10,308,601
      Fannie Mae Whole Loan, FN 375087, 3.84%                                                                  (a)        4,682,156
      Fannie Mae Whole Loan, FNMA 6.625 9-09, 3.69%                                                            (a)        2,981,580
      Federal Home Loan Mtge, FHLMC 5.5 07-06, 2.55%                                                           (a)        3,374,208
      Hancock Separate Acct., HANC S.A. #48, 5.57%                                                             (a)          738,216
      Wrapper contract #5010, 5.89%                                                                            (a)       (1,225,559)
                                                                                                                        -----------
                Total                                                                                                   659,072,489
                                                                                                                        -----------
     DELTA AIRLINES BALANCED FUND:
     Delta U.S. Equity Pool:
*     Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund                5,176                 (a)           78,838
*     Fidelity Management & Research Company, FMTC Select Equity Portfolio              25,059                 (a)          618,578
      RS Investment, RS Mid Cap Growth Fund                                              6,197                 (a)           77,328
*    FMTC Broad Market Duration                                                         40,357                 (a)          781,721
                                                                                                                        -----------
                Total                                                                                                     1,556,465
                                                                                                                        -----------
     DELTA CONSERVATIVE BALANCED FUND:
     Delta U.S. Equity Pool:
*     Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund               71,626                 (a)        1,090,931
*     Fidelity Management & Research Company, FMTC Select Equity Portfolio             346,760                 (a)        8,559,627
      RS Investment, RS Mid Cap Growth Fund                                             85,756                 (a)        1,070,035
*    FMTC Broad Market Duration                                                      1,788,594                 (a)       34,645,248
                                                                                                                        -----------
                Total                                                                                                    45,365,841
                                                                                                                        -----------
     DELTA GROWTH BALANCED FUND:
     Delta U.S. Equity Pool:
*     Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund              422,105                 (a)        6,429,075

                                                                      Schedule 1
                                                                    Page 6 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
*     Fidelity Management & Research Company, FMTC Select Equity Portfolio           2,043,524                 (a)       50,443,584
      RS Investment, RS Mid Cap Growth Fund                                            505,380                 (a)        6,305,932
*    FMTC Broad Market Duration                                                      1,014,295                 (a)       19,646,993
                                                                                                                        -----------
                Total                                                                                                    82,825,584
                                                                                                                        -----------
     DELTA PREFERRED STOCK FUND:
*     Delta Air Lines, Inc. Common Stock                                             7,633,127        270,465,376        92,360,837
*     Delta Air Lines, Inc. Convertible Preferred Series B                           6,065,489        453,216,528       436,957,828
*     Fidelity Institutional Cash Portfolio--Money Market                               23,389             23,389            23,389
                                                                                                                        -----------
                Total                                                                                                   529,342,054
                                                                                                                        -----------
     MUTUAL AND COMMINGLED FUNDS:
*     Delta Employees' Credit Union Fund                                             6,652,596                 (a)        6,652,596
*     Fidelity Management & Research Company, Fidelity Aggressive
        Growth Fund                                                                  2,025,313                 (a)       22,663,253
*     Fidelity Management & Research Company, Fidelity Asset Manager                   156,589                 (a)        2,160,923
*     Fidelity Management & Research Company, Fidelity Asset Manager:
        Growth                                                                         125,577                 (a)        1,503,158
*     Fidelity Management & Research Company, Fidelity Asset Manager:
        Income                                                                          47,319                 (a)          513,889
*     Fidelity Management & Research Company, Fidelity Balanced Fund                   528,506                 (a)        7,023,848
*     Fidelity Management & Research Company, Fidelity Blue Chip Growth
        Fund                                                                           432,212                 (a)       13,804,851
*     Fidelity Management & Research Company, Fidelity Canada Fund                      35,566                 (a)          644,458
*     Fidelity Management & Research Company, Fidelity Capital & Income
        Fund                                                                           378,519                 (a)        2,377,097
*     Fidelity Management & Research Company, Fidelity Capital Appreciation
        Fund                                                                           105,585                 (a)        1,708,370
*     Fidelity Management & Research Company, Fidelity Contrafund                    5,561,056                 (a)      214,656,760
*     Fidelity Management & Research Company, Fidelity Contrafund II                    91,550                 (a)          793,742
*     Fidelity Management & Research Company, Fidelity Convertible Securities
        Fund                                                                           236,596                 (a)        3,865,987
*     Fidelity Management & Research Company, Fidelity Disciplined Equity Fund          43,770                 (a)          786,548
*     Fidelity Management & Research Company, Fidelity Diversified International
        Fund                                                                           435,331                 (a)        7,470,287
*     Fidelity Management & Research Company, Fidelity Dividend Growth Fund          1,162,741                 (a)       25,952,377
*     Fidelity Management & Research Company, Fidelity Emerging Markets Fund           202,869                 (a)        1,462,688
*     Fidelity Management & Research Company, Fidelity Equity-Income Fund            1,055,143                 (a)       41,857,515
*     Fidelity Management & Research Company, Fidelity Equity-Income II Fund           199,400                 (a)        3,467,573
*     Fidelity Management & Research Company, Fidelity Europe Capital
        Appreciation Fund                                                              126,165                 (a)        1,744,865
*     Fidelity Management & Research Company, Fidelity Europe Fund                     126,673                 (a)        2,320,650
*     Fidelity Management & Research Company, Fidelity Export & Multinational
        Fund                                                                           271,709                 (a)        3,735,993
*     Fidelity Management & Research Company, Fidelity Fifty Fund                      386,438                 (a)        6,198,459
*     Fidelity Management & Research Company, Fidelity Four in One Index Fund           53,972                 (a)          974,202
*     Fidelity Management & Research Company, Fidelity Freedom Fund                     30,728                 (a)          180,063
*     Fidelity Management & Research Company, Fidelity Fund                            248,405                 (a)        5,529,490
*     Fidelity Management & Research Company, Fidelity Ginnie Mae Fund               1,150,776                 (a)       12,934,717
*     Fidelity Management & Research Company, Fidelity Global Balanced Fund             20,434                 (a)          302,020
*     Fidelity Management & Research Company, Fidelity Government Income Fund          644,399                 (a)        6,753,299

                                                                      Schedule 1
                                                                    Page 7 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
*     Fidelity Management & Research Company, Fidelity Growth & Income Portfolio     3,075,398                 (a)       93,215,316
*     Fidelity Management & Research Company, Fidelity Growth & Income Portfolio
        II                                                                              47,918                 (a)          363,697
*     Fidelity Management & Research Company, Fidelity Growth Company Fund             499,179                 (a)       17,680,916
*     Fidelity Management & Research Company, Fidelity Hong Kong & China Fund          165,304                 (a)        1,795,202
*     Fidelity Management & Research Company, Fidelity Institutional
        Short-Intermediate Government Portfolio                                        307,765                 (a)        3,022,251
*     Fidelity Management & Research Company, Fidelity Intermediate Bond Fund          325,054                 (a)        3,487,829
*     Fidelity Management & Research Company, Fidelity International Bond Fund               -                 (a)                -
*     Fidelity Management & Research Company, Fidelity International Growth &
        Income Fund                                                                     42,546                 (a)          715,624
*     Fidelity Management & Research Company, Fidelity International Value Fund         99,558                 (a)        1,068,255
*     Fidelity Management & Research Company, Fidelity Investment-Grade Bond
        Fund                                                                           588,970                 (a)        4,458,503
*     Fidelity Management & Research Company, Fidelity Japan Fund                      302,410                 (a)        2,549,314
*     Fidelity Management & Research Company, Fidelity Japan Small Companies
        Fund                                                                         1,467,664                 (a)        9,451,758
*     Fidelity Management & Research Company, Fidelity Large-Cap Stock Fund            186,580                 (a)        2,080,363
*     Fidelity Management & Research Company, Fidelity Latin America Fund               79,383                 (a)          740,639
*     Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund         2,309,942                 (a)       58,141,251
*     Fidelity Management & Research Company, Fidelity Magellan Fund                 1,612,350                 (a)      127,311,191
*     Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund            1,184,485                 (a)       19,259,727
*     Fidelity Management & Research Company, Fidelity New Markets Income Fund         354,561                 (a)        4,017,174
*     Fidelity Management & Research Company, Fidelity Nordic Fund                     135,439                 (a)        2,062,739
*     Fidelity Management & Research Company, Fidelity OTC Portfolio                 1,397,064                 (a)       33,403,794
*     Fidelity Management & Research Company, Fidelity Overseas Fund                    52,716                 (a)        1,159,750
*     Fidelity Management & Research Company, Fidelity Pacific Basin Fund            1,288,461                 (a)       16,440,768
*     Fidelity Management & Research Company, Fidelity Puritan Fund                    420,270                 (a)        6,636,065
*     Fidelity Management & Research Company, Fidelity Real Estate Investment
        Fund                                                                         1,714,625                 (a)       31,531,960
*     Fidelity Management & Research Company, Fidelity Retirement Government
        Money Market Portfolio                                                      14,278,051                 (a)       14,278,051
*     Fidelity Management & Research Company, Fidelity Retirement Growth Fund          236,040                 (a)        3,085,043
*     Fidelity Management & Research Company, Fidelity Retirement Money Market
        Portfolio                                                                  112,372,342                 (a)      112,372,342
*     Fidelity Management & Research Company, Fidelity Short-Term Bond Fund            283,867                 (a)        2,551,965
*     Fidelity Management & Research Company, Fidelity Small-Cap Selector Fund         163,382                 (a)        2,172,978
*     Fidelity Management & Research Company, Fidelity Small-Cap Stock Fund            549,958                 (a)        6,511,498
*     Fidelity Management & Research Company, Fidelity Southeast Asia Fund             200,255                 (a)        1,934,465
*     Fidelity Management & Research Company, Fidelity Stock Selector Fund              20,247                 (a)          335,703
*     Fidelity Management & Research Company, Fidelity TechnoQuant Growth Fund          88,077                 (a)          628,870
*     Fidelity Management & Research Company, Fidelity Trend Fund                        3,872                 (a)          149,622
*     Fidelity Management & Research Company, Fidelity U.S. Bond Index Fund            993,830                 (a)       11,170,645
*     Fidelity Management & Research Company, Fidelity Utilities Fund                  249,340                 (a)        2,418,599

                                                                      Schedule 1
                                                                    Page 8 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
*     Fidelity Management & Research Company, Fidelity Value Fund                      380,995                 (a)       17,674,374
*     Fidelity Management & Research Company, Fidelity Worldwide Fund                   63,846                 (a)          758,495
*     Fidelity Management & Research Company, Spartan Market Index Fund                227,613                 (a)       13,763,768
*     Fidelity Management & Research Company, Spartan U.S. Equity Index Fund           424,992                 (a)       13,238,513
*     Fidelity Management Trust Company, Fidelity U.S. Equity Index Commingled
        Fund                                                                         7,755,585                 (a)      203,739,222
*     Fidelity Strategy Inc.                                                           102,169                 (a)          960,384
*     Self-directed investments, publicly traded                                     9,297,755                 (a)        9,297,561
*     Strategic Advisors, Fidelity Freedom 2000 Fund                                    64,150                 (a)          706,295
*     Strategic Advisors, Fidelity Freedom 2010 Fund                                   333,158                 (a)        3,811,330
*     Strategic Advisors, Fidelity Freedom 2020 Fund                                   402,390                 (a)        4,281,435
*     Strategic Advisors, Fidelity Freedom 2030 Fund                                   259,702                 (a)        2,659,344
*     Strategic Advisors, Fidelity Freedom Income Fund                                  58,873                 (a)          624,055
      American Century Mutual Funds, Inc., American Century Select Fund,
        Investor shares                                                                309,688                 (a)        8,826,116
      American Century Mutual Funds, Inc., Century Ultra Fund, Investor shares       3,133,756                 (a)       66,372,959
      Ariel Capital Management, Ariel Appreciation Fund                                430,501                 (a)       14,232,372
      Ariel Capital Management, Ariel Fund                                             365,821                 (a)       12,891,516
      Ariel Capital Management, Ariel Premier Bond Fund, Institutional Shares           94,501                 (a)        1,003,605
      Baron Funds, Baron Asset Fund                                                     13,898                 (a)          478,369
      Baron Funds, Baron Growth Fund                                                   724,167                 (a)       19,480,087
      Calvert Asset Management Company, Inc., Calvert Capital Accumulation
        Fund, Class A Shares                                                            24,269                 (a)          409,178
      Calvert Asset Management Company, Inc., Calvert New Vision Small-Cap
        Fund, Class A Shares                                                            64,461                 (a)          896,006
      Calvert Asset Management Company, Inc., Calvert Social Investment
        Balanced Fund, Class A Shares                                                    9,375                 (a)          209,441
      Calvert Asset Management Company, Inc., Calvert World Values
        International Equity Fund, Class A Shares                                       15,824                 (a)          202,072
      Credit Suisse Asset Management, CS Warburg Pincus Emerging Growth Fund,
        common shares                                                                   41,628                 (a)          784,693
      Credit Suisse Asset Management, CS Warburg Pincus Global Fixed Income
        Fund, common shares                                                             47,853                 (a)          470,869
      Credit Suisse Asset Management, CS Warburg Pincus Value II Fund, common
        shares                                                                          93,782                 (a)          987,522
      Credit Suisse Asset Managemnet, CS Warburg Pincus Capital Appreciation
        Fund, common shares                                                            183,038                 (a)        2,223,909
      CS Intl Focus COM                                                                 26,141                 (a)          209,130
      Delaware Management Company, Delaware Trend Fund, Class A shares               1,988,697                 (a)       29,233,853
      Domini Social Investments, Domini Social Equity Fund                              57,236                 (a)        1,236,291
      Fiduciary Management Associates, UAM/FMA Small Company Portfolio,
        Institutional Shares                                                            52,183                 (a)          844,315
      Founders Asset Management, Founders Balanced Fund, Class F shares                 31,195                 (a)          208,697
      Founders Asset Management, Founders Discovery Fund, Class F shares               181,959                 (a)        3,464,503
      Founders Asset Management, Founders Growth and Income Fund, Class F
        shares                                                                          70,461                 (a)          246,614
      Founders Asset Management, Founders Growth Fund, Class F shares                   96,783                 (a)          723,938
      Founders Asset Management, Founders Mid-Cap Growth Fund, Class F
        shares                                                                          64,818                 (a)          169,824
      Founders Asset Management, Founders Worldwide Growth Fund, Class F
        Shares                                                                          36,377                 (a)          303,021
      Franklin Advisers, Franklin Small Cap Growth Fund, Class A shares                 19,916                 (a)          437,147
      Franklin Advisers, Templeton Foreign Smaller Companies Fund, Class A
        shares                                                                          48,993                 (a)          609,968
      Franklin Mutual Advisers, Mutual Discovery Fund, Class A shares                  143,349                 (a)        2,302,192
      Franklin Mutual Advisers, Mutual Shares Fund, Class A shares                     175,784                 (a)        2,949,655
      INVESCO Funds Group, Inc., INVESCO Blue Chip Growth Fund, Investor shares      1,635,865                 (a)        2,502,874

                                                                      Schedule 1
                                                                    Page 9 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE    CURRENT VALUE
      INVESCO Funds Group, Inc., INVESCO Dynamics Fund, Investor shares                765,756                 (a)        8,162,964
      INVESCO Funds Group, Inc., INVESCO Equity Income Fund, Investor shares            54,738                 (a)          523,840
      INVESCO Funds Group, Inc., INVESCO High-Yield Fund, Investor shares              522,747                 (a)        1,714,611
      INVESCO Funds Group, Inc., INVESCO Select Income Fund, Investor shares           392,378                 (a)        2,040,365
      INVESCO Funds Group, Inc., INVESCO Small Company Growth Fund                     577,258                 (a)        4,808,559
      INVESCO Funds Group, Inc., INVESCO Total Return Fund, Investor shares             62,204                 (a)        1,300,055
      INVESCO Funds Group, Inc., INVESCO Value Equity Fund, Investor shares             48,666                 (a)          766,003
      Janus Capital Corporation, Janus Adviser Aggressive Growth Fund                   20,054                 (a)          310,640
      Janus Capital Corporation, Janus Adviser Capital Appreciation Fund                31,479                 (a)          564,104
      Janus Capital Corporation, Janus Adviser Growth Fund                               2,628                 (a)           39,970
      Janus Capital Corporation, Janus Adviser International Fund                       10,446                 (a)          189,797
      Janus Capital Corporation, Janus Balanced Fund                                   897,598                 (a)       16,049,057
      Janus Capital Corporation, Janus Enterprise Fund                               1,665,917                 (a)       38,232,793
      Janus Capital Corporation, Janus Flexible Income Fund                            535,554                 (a)        5,157,382
      Janus Capital Corporation, Janus Fund                                            918,245                 (a)       16,363,132
      Janus Capital Corporation, Janus Mercury Fund                                  3,981,457                 (a)       58,766,300
      Janus Capital Corporation, Janus Twenty Fund                                   2,346,237                 (a)       68,064,326
      Janus Capital Corporation, Janus Worldwide Fund                                1,813,106                 (a)       58,255,086
      LM Value Trust FI CL                                                              13,558                 (a)          584,901
      Managers Funds, Managers Bond Fund                                               255,160                 (a)        5,983,493
      Managers Funds, Managers Capital Appreciation Fund                                11,637                 (a)          236,921
      Managers Funds, Managers Income Equity Fund                                       44,738                 (a)          925,623
      Managers Funds, Managers Special Equity Fund                                      46,033                 (a)        2,535,513
      Merrill Lynch Asset Management, Merrill Lynch Capital Fund, Class
        A shares                                                                       218,160                 (a)        4,856,237
      Montgomery Asset Management, Montgomery Global 20 Portfolio, Class
        R shares                                                                         1,682                 (a)           10,375
      Morgan Stanley Institutional Fund Trust, Balanced Fund, Advisor Class
        shares                                                                          12,800                 (a)          117,764
      Morgan Stanley Institutional Fund Trust, Fixed Income Fund, Advisor Class
        shares                                                                          67,617                 (a)          778,945
      Morgan Stanley Institutional Fund Trust, High Yield Portfolio, Advisor
        Class shares                                                                    94,010                 (a)          423,987
      Morgan Stanley Institutional Fund Trust, Mid Cap Growth Fund, Advisor
        Class shares                                                                   609,212                 (a)        7,225,258
      Morgan Stanley Institutional Fund Trust, Value Fund, Advisor Class shares      1,395,101                 (a)       16,238,973
      Morgan Stanley Institutional Fund, Inc., Active International Allocation
        Portfolio, Class B shares                                                       19,828                 (a)          146,927
      Morgan Stanley Institutional Fund, Inc., Emerging Markets Portfolio,
        Class B shares                                                                  90,952                 (a)          914,972
      Morgan Stanley Institutional Fund, Inc., Equity Growth Portfolio, Class B
        shares                                                                          24,200                 (a)          298,632
      Morgan Stanley Institutional Fund, Inc., Global Value Portfolio, Class B
        shares                                                                         102,266                 (a)        1,262,980
      Morgan Stanley Institutional Fund, Inc., International Equity Portfolio,
        Class B shares                                                                  34,900                 (a)          507,449
      Morgan Stanley Institutional Fund, Inc., International Magnum Portfolio,
        Class B shares                                                                   6,261                 (a)           50,336
      Morgan Stanley Institutional Fund, Inc., Small Company Growth Portfolio,
        Class B shares                                                                 948,262                 (a)        6,884,380
      Morgan Stanley Institutional Fund, Inc., Value Equity Portfolio, Class B
        shares                                                                          84,029                 (a)          605,851
      Neuberger & Berman Management, Inc., Neuberger Berman Focus Trust                277,490                 (a)        4,459,265
      Neuberger & Berman Management, Inc., Neuberger Berman Genesis Trust            1,067,781                 (a)       30,047,357

                                                                      Schedule 1
                                                                   Page 10 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE     CURRENT VALUE
      Neuberger & Berman Management, Inc., Neuberger Berman Guardian Trust              39,101                 (a)          327,278
      Neuberger & Berman Management, Inc., Neuberger Berman Manhattan Trust             54,306                 (a)          383,945
      Neuberger & Berman Management, Inc., Neuberger Berman Partners Trust              75,968                 (a)          913,897
      Neuberger & Berman Management, Inc., Neuberger Berman Socially Responsive
        Fund                                                                               237                 (a)            2,516
      Oakmark Equity & Income I                                                         74,638                 (a)        1,342,730
      Oakmark Select I                                                                 589,828                 (a)       13,978,246
      Pacific Investment Management Company, PIMCO Capital Appreciation Fund,
        administrative shares                                                          224,958                 (a)        2,820,967
      Pacific Investment Management Company, PIMCO Global Bond Fund,
        administrative shares                                                          436,252                 (a)        4,283,996
      Pacific Investment Management Company, PIMCO High-Yield Fund,
        administrative shares                                                        2,091,315                 (a)       17,818,005
      Pacific Investment Management Company, PIMCO Long-Term U.S.
        Government Fund, administrative shares                                         758,111                 (a)        8,384,709
      Pacific Investment Management Company, PIMCO Low Duration Fund,
        administrative shares                                                          321,182                 (a)        3,298,540
      Pacific Investment Management Company, PIMCO Mid-Cap Fund,
        administrative shares                                                          285,189                 (a)        4,386,214
      Pacific Investment Management Company, PIMCO Total Return Fund,
        administrative shares                                                        2,138,405                 (a)       22,816,781
      Pilgrim Baxter & Associates, PBHG Emerging Growth Fund                           145,121                 (a)        1,217,568
      Pilgrim Baxter & Associates, PBHG Growth Fund                                    328,481                 (a)        4,657,854
      Pilgrim Baxter & Associates, PBHG Large Cap Value Fund                            35,329                 (a)          359,296
      Pilgrim Baxter & Associates, PBHG Mid Cap Value Fund                              31,189                 (a)          398,282
      Pilgrim Baxter & Associates, PBHG Strategic Small Company Fund                     1,995                 (a)           18,256
      Rice Hall James & Associates, UAM Rice Hall James Small Cap Portfolio            151,131                 (a)        1,964,697
      RS Investment, RS Emerging Growth Fund                                            41,464                 (a)          794,038
      RS Investment, RS MicroCap Growth Fund                                            58,889                 (a)          753,186
      Scudder Kemper Investments, Scudder Global Discovery Fund                         10,669                 (a)          199,831
      Strong Capital Management, Strong Advantage Fund, Investor Class                 151,268                 (a)        1,423,432
      Strong Capital Management, Strong Advisor Common Stock Fund, Class Z
        shares                                                                          34,828                 (a)          556,197
      Strong Capital Management, Strong Advisor Small Cap Value Fund, Class Z
        shares                                                                          29,651                 (a)          562,784
      Strong Capital Management, Strong Discovery Fund                                  32,841                 (a)          473,570
      Strong Capital Management, Strong Government Securities Fund, Investor
        Class                                                                          807,697                 (a)        8,997,740
      Strong Capital Management, Strong Growth Fund, Investor Class                    404,586                 (a)        5,344,587
      Strong Capital Management, Strong Large Cap Growth Fund                          116,614                 (a)        1,925,294
      Strong Capital Management, Strong Opportunity Fund, Investor Class               317,102                 (a)        9,100,822
      Strong Capital Management, Strong Short-Term Bond Fund, Investor class            94,823                 (a)          839,187
      TCW Funds Management, TCW Galileo Aggressive Growth Equities Fund, Class
        N shares                                                                        57,427                 (a)          452,527
      TCW Funds Management, TCW Galileo Select Equity Fund, Class N shares              16,601                 (a)          189,257
      TCW Funds Management, TCW Galileo Small Cap Growth Fund, Class N shares           19,649                 (a)          193,742
      Templeton Asset Management, Templeton Developing Markets Fund, Class
        A shares                                                                       170,833                 (a)        1,708,335
      Templeton Global Advisors, Templeton Foreign Fund, Class A shares                472,464                 (a)        3,926,178
      Templeton Global Advisors, Templeton Growth Fund, Class A shares                 285,890                 (a)        4,554,227
      Templeton Global Advisors, Templeton World Fund, Class A shares                  226,992                 (a)        2,925,932
      Templeton Global Bond Managers, Templeton Global Bond Fund, Class
        A shares                                                                       408,675                 (a)        3,665,819
      Templeton Investment Counsel, Institutional Foreign Equity Fund                2,350,490                 (a)       28,511,441
      The Alger Fund, Alger Capital Appreciation Retiremnet Portfolio                   75,052                 (a)          633,437

                                                                      Schedule 1
                                                                   Page 11 of 11

                                                                                  PRINCIPAL AMOUNT
                                                                                    OR NUMBER OF       COST OR
              IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT                         SHARES       CONTRACT VALUE     CURRENT VALUE
      The Alger Fund, Alger MidCap Growth Retirement Portfolio                         271,262                 (a)        2,845,543
      The Alger Fund, Alger Small Capitalization Retiremnet Fund                        15,306                 (a)          167,754
      USAA Investment Management, USAA Cornerstone Strategy Fund                        13,415                 (a)          278,485
      USAA Investment Management, USAA Emerging Markets Fund                           114,462                 (a)          753,160
      USAA Investment Management, USAA GNMA Trust                                      429,472                 (a)        4,397,792
      USAA Investment Management, USAA Growth Fund                                      40,149                 (a)          396,270
      USAA Investment Management, USAA Income Fund                                     526,061                 (a)        6,523,159
      USAA Investment Management, USAA Income Stock Fund                                78,255                 (a)          968,014
      USAA Investment Management, USAA International Fund                               46,382                 (a)          701,758
      Zurich Scudder Investments, Scudder 21st Century Growth Fund                       4,687                 (a)           46,356
      Zurich Scudder Investments, Scudder Growth & Income Fund, Class S shares           6,810                 (a)          108,826
      Zurich Scudder Investments, Scudder International Fund, Class S shares             3,421                 (a)          103,860

                                                                                                                      -------------
                Total mutual and commingled funds                                                                     1,995,470,497
                                                                                                                      -------------

      Participant loans, interest rate 10%                                                                               64,214,943

                                                                                                                      -------------
                Total investments                                                                                     3,812,396,307
                                                                                                                      =============

(a) Cost information is not required to be presented for these participant-directed investments.

                        *Represents a party in interest.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         DELTA FAMILY-CARE SAVINGS PLAN

                                             /s/ Leon Piper
                                             -----------------------------------
                                             By: Leon Piper
                                             Chairman, Administrative Committee
                                                 Delta Air Lines, Inc.

Date: June 26, 2003

                                 Exhibit Index


EX-23     Consent of Deloitte & Touche LLP

Ex-99     Section 906 Certification pursuant to 18 U.S.C. Section 1350